SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                 Commission File Number 000-32621

                   NOTIFICATION OF LATE FILING

(Check One): [   ]Form 10-K   [   ]Form 20-F   [   ]Form 11-K
             [ X ]Form 10-Q   [   ]Form N-SAR

     For Period Ended:     June 30, 2002
                      -------------------------------------------
[  ]Transition Report on Form 10-K [  ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR [ ]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
        -----------------------------------------------------
-------------------------------------------------------------

                             PART I
                     REGISTRANT INFORMATION

Full name of registrant    INTAC International, Inc.
                         -------------------------------------
Former name if applicable
                         -------------------------------------
Address of principal executive office (Street and number)

Unit 3-5, 17/F., Clifford Centre, 778-784 Cheung Sha Wan Road
--------------------------------------------------------------
City, state and zip code     Kowloon, Hong Kong
                         -------------------------------------

                             PART II
                     RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                       See Attachment III


                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


        J. David Washburn         214             761-4309
     ------------------------------------------------------------
          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                ( X )Yes  (   )No

     The Registrant notes that it was 1 day late in filing its Annual Report on Form 10-KSB for the year ended December 31, 2001

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                ( X )Yes  (   )No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Attachment IV(3)



                     INTAC International, Inc.
    ---------------------------------------------------------
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 15, 2002        By:  /s/ J. DAVID DARNELL
       ------------------          ---------------------------
                              Name:  J. David Darnell
                                   ---------------------------
                              Title: Senior Vice President and
                                      Chief Financial Officer
                                   ---------------------------

                          Attachment III
              to Notification of Late Filing of Form 10-QSB
                for the Quarter Ended June 30, 2002

The  Registrant was unable to file on August 14,  2002,
its  Quarterly  Report on Form 10-QSB for  the  quarter
ended  June  30,  2002 ("Form 10-QSB") because  of  the
inability  to  timely  complete  the  review   of   the
Registrant's  predecessor  auditor  workpapers  without
unreasonable   effort  or  expense.    The   Registrant
expects, however, to be in a position to file the  Form
10-QSB on or before August 19, 2002.

                          Attachment IV(3)
            to Notification of Late Filing of Form 10-QSB
              for the Quarter Ended June 30, 2002

The Registrant completed a reorganization of its business operations as of October 13, 2001. Prior to the reorganization, the Registrant engaged in acquisition and exploration of mineral properties and did not earn a profit. Following the reorganization, the Registrant ceased to engage in the acquisition and exploration of mineral properties, and its primary business operations focused on the distribution of mobile phone handsets in Hong Kong. For the quarter ended June 30, 2002, the Registrant expects to report an estimated net loss of between $0.2 million and $0.5 million on estimated revenues between $12.0 million and $15.0 million. For the six months ended June 30, 2002, the Registrant expects to report an estimated net loss of between $0.4 million and $0.7 million on estimated revenues of between $26.0 million and $29.0 million.
The foregoing revenue and loss projections are forward-looking statements based on the Registrant's assumptions and estimates of the results to be reported in its Quarterly Report on Form 10-QSB to be file on or before August 19, 2002. No independent accountant has expressed an opinion on these estimates.